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                               January 31, 2024

       Scott Strazik
       Chief Executive Officer
       GE Vernova LLC
       58 Charles Street
       Cambridge, MA 02141

                                                        Re: GE Vernova LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10-12B
                                                            Submitted January
19, 2024
                                                            CIK No. 0001996810

       Dear Scott Strazik:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement

       Certain Relationships and Related Party Transactions
       Credit Support, page 180

   1. Please revise your disclosure to more fully discuss the obligations described under this heading, including the
following:

                                                              Discuss the
extent to which you have arranged for the termination or replacement of
                                                            GE and its
subsidiaries from (i) parent company guarantees, surety bonds, letters of credit, or similar
instruments of credit support and (ii) certain categories of contracts
                                                            (including certain
customer contracts) as of the date of the information statement.
                                                              More fully
describe the contracts identified in item (ii) above and the obligations of
                                                            GE and its
subsidiaries in relation thereto.
                                                              Explain your
related indemnification obligations, including quantification or otherwise providing
sufficient information to allow stockholders to assess the
                                                            materiality of
these obligations.
 Scott Strazik
GE Vernova LLC
January 31, 2024
Page 2
             Include a separate risk factor assessing material related risks, including whether and how these obligations may affect your operations, business plans, and/or ability to obtain and maintain investment grade ratings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                             Sincerely,
FirstName LastNameScott Strazik
                                                             Division of
Corporation Finance
Comapany NameGE Vernova LLC
                                                             Office of
Manufacturing
January 31, 2024 Page 2
cc:       Christodoulos Kaoutzanis
FirstName LastName